Exhibit 99.1

HUB Cyber Security Ltd.

November 14, 2025

Dear Shareholder,

You are cordially invited to attend the 2025 Annual General Meeting of Shareholders (the “Annual Meeting”) of HUB Cyber Security Ltd. (“HUB” or the “Company”), to be held at HUB’s offices at 2 Kaplan Street, Tel Aviv 6473403, Israel on December 16, 2025, at 10:00 a.m., Israel time.

At the Annual Meeting, the Company’s shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual General Meeting of Shareholders (the “Notice”). HUB’s board of directors unanimously recommends that you vote “FOR” each proposal listed in the Notice. Management will also report on the affairs of the Company, and a discussion period will be provided for questions and comments of general interest to shareholders.

Whether or not you plan to attend the Annual Meeting, it is important that your shares be represented and voted at the Annual Meeting. Accordingly, after reading the enclosed Notice and Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided or if you hold your shares in street name and the proxy card allows this, vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We urge all of our shareholders to review our annual report on Form 20-F and our semi-annual results of operations furnished to the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K, all of which are available on our website at https://hub-technologies.com/ or on the SEC’s website at www.sec.gov.

We look forward to greeting as many of you as can attend the Annual Meeting.

Sincerely,

/s/ Renah Persofsky
Renah Persofsky
Chairperson of the Board of Directors

HUB CYBER SECURITY LTD.

Notice of Annual General Meeting of Shareholders

NOTICE IS HEREBY GIVEN that the 2025 Annual General Meeting (the “Annual Meeting”) of shareholders of HUB Cyber Security Ltd. (“HUB” or the “Company”) will be held on December 16, 2025, at 10:00 a.m., Israel time, at our offices at 2 Kaplan Street, Tel Aviv 6473403, Israel.

The Annual Meeting is being called for the following purposes:

1.	To re-elect each of Renah Persofsky and Shlomo Bibas as a Class III Director of the Board of Directors of the Company (the “Board” or the “Board of Directors”), to serve until the 2028 annual general meeting of shareholders and until her or his respective successor has been duly elected and qualified.

2.	To elect Vineet Malhotra as a Class II Director of the Board, to serve until the 2027 annual general meeting of shareholders and until his successor has been duly elected and qualified.

3.	To approve the compensation payable to the Company’s Chief Executive Officer.

4.	To approve the equity compensation payable to the Company’s non-executive directors.

5.	To approve an increase in the Company’s authorized share capital, from one hundred million (100,000,000) ordinary shares, no par value, to one billion (1,000,000,000) ordinary shares, no par value, and to amend the Company’s Articles of Association and the Company’s Memorandum of Association accordingly.

6.	To approve settlements with the investors who had committed to invest in the Company’s private placement of ordinary shares in February 2023.

7.	To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of EY Global, as the Company’s independent registered public accounting firm until the next annual meeting of shareholders, and to authorize the Board of Directors, to fix the remuneration of said accounting firm or to delegate such authority to the Audit Committee of the Board as contemplated by the Sarbanes-Oxley Act of 2002.

In addition to considering and voting on the foregoing matters (the “Proposals”), members of the Company’s management will be available at the Annual Meeting to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2024.

The foregoing proposals are described in detail in the enclosed proxy statement (the “Proxy Statement”), which we urge you to read in its entirety.

Our Board of Directors unanimously recommends that you vote “FOR” each of the above proposals.

Only shareholders of record at the close of business on November 14, 2025 (the “Record Date”) will be entitled to notice of, and to vote at, the Annual Meeting, or any adjournment or postponement thereof.

The Proxy Statement, along with a proxy card enabling shareholders to indicate their vote on each matter presented at the Annual Meeting, is included with this Notice of Annual General Meeting of Shareholders (the “Notice”) and is being mailed on or about November 18, 2025, to all shareholders entitled to vote at the Annual Meeting. Such proxy statement shall also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of a Form 6-K and will be available on the Company’s website at https://hub-technologies.com/ and on the SEC’s website at www.sec.gov. Signed proxy cards must be received by Broadridge Financial Solutions, Inc. at Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717, or at our registered office, no later than forty-eight (48) hours before the time fixed for the Annual Meeting in order for the proxy to be qualified to participate in the Annual Meeting.

Whether or not you plan to attend the Annual Meeting, it is important that your shares be represented and voted at the Annual Meeting. Accordingly, after reading the Notice and Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided, or if you hold your shares in street name and the proxy card allows this, vote by telephone or over the Internet in accordance with the instructions on your proxy card.

By Order of the Board of Directors,

/s/ Renah Persofsky
Renah Persofsky
Chairperson of the Board of Directors

Tel Aviv, Israel
November 14, 2025

HUB CYBER SECURITY LTD.

PROXY STATEMENT

2025 ANNUAL GENERAL MEETING OF SHAREHOLDERS

ABOUT THE ANNUAL MEETING

Q:	When and where is the 2025 Annual General Meeting of Shareholders being held?

A:	The Annual Meeting will be held on December 16, 2025, at 10:00 a.m. Israel time, at the Company’s offices at 2 Kaplan St., Tel Aviv 6473403, Israel.

Q:	Who can attend the Annual Meeting?

A:	Any shareholder may attend. Proof of ownership of the Company’s shares as of the Record Date and the date of the Annual Meeting, as well as a form of personal photo identification, must be presented in order to be admitted to the Annual Meeting. If your shares are held in the name of a bank, broker or other holder of record, you must bring a current brokerage statement or other proof of ownership with you to the Annual Meeting.

Q:	Who is entitled to vote?

A:	Only holders of record of the Company’s ordinary shares, no par value each (the “Ordinary Shares”) at the close of business on November 14, 2025 are entitled to vote at the Annual Meeting.

Joint holders of Ordinary Shares should note that, pursuant to Article 32(d) of the Company’s Articles of Association, the right to vote at the Annual Meeting will be conferred exclusively upon the “senior” among the joint owners attending the Annual Meeting, in person or by proxy, and for this purpose, seniority will be determined by the order in which the names appear in the Company’s register of shareholders.

HOW TO VOTE YOUR SHARES

Q:	How do I vote?

A:

You may vote by Internet. If you are a shareholder of record as of the Record Date, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold Shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your Shares offers Internet voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit your proxy over the Internet.

You may vote by mail. You can do this by completing your proxy card (if you are a shareholder of record) and returning it in the enclosed, prepaid, and addressed envelope or your voting instruction card (if you are a “street name” beneficial owner) and returning it to the location specified therein. If you return a signed card but do not provide voting instructions, your shares will be voted as recommended by the Board, except for matters that require you to indicate the existence or absence of a personal interest, which will not be voted upon if you do not provide voting instructions and such an indication.

You may vote in person. Ballots will be passed out at the Annual Meeting to anyone who wants to vote at the Annual Meeting. If you choose to do so, please bring the enclosed proxy card or proof of identification. If you are a shareholder of record and your shares are held directly in your name, you may vote in person at the Annual Meeting. However, if your shares are held in “street name,” you must first obtain a signed proxy from your bank, broker or other nominee in order to vote at the Annual Meeting.

“Street name” holders may be able to vote by phone or through an Internet website in accordance with instructions included on their proxy cards.

Q:	What is the difference between holding shares as a shareholder of record and holding shares in “street name”?

A:	Many HUB shareholders hold their shares through a bank, broker, or other nominee rather than directly in their own name. As explained in this proxy statement, there are some distinctions in voting procedures between shares held of record and shares owned in “street name.”

Shareholders of Record

If your shares are registered directly in your name with our transfer agent, Equinity Trust Company, LLC, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly or to vote in person at the Annual Meeting.

“Street Name” Beneficial Owners

If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner. If your shares are held in street name, these proxy materials are being forwarded to you by or on behalf of your bank, broker, or other nominee, which has the authority to vote those shares. As the beneficial owner, you have the right to direct the bank, broker, or nominee how to vote your shares for the Annual Meeting. You also may attend the Annual Meeting. However, because you are not the shareholder of record, you may not vote these shares in person at the Annual Meeting, unless you first obtain a “legal proxy” from your bank, broker, or other nominee giving you the right to vote the shares. Your bank, broker or nominee has enclosed a voting instruction card for you to use in directing the bank, broker, or nominee regarding how to vote your shares.

Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Annual Meeting agenda that may be considered routine is Proposal 6 relating to the reappointment of HUB’s independent registered public accounting firm; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”), rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds Ordinary Shares through a bank, broker, or other nominee to instruct such bank, broker, or other nominee how to vote its shares, if the shareholder wants its shares to count for the proposals.

Q:	Does HUB recommend I vote in advance of the Annual Meeting?

A:	Yes. Even if you plan to attend the Annual Meeting, HUB recommends that you vote your shares in advance so that your vote will be counted if you later decide not to attend the Annual Meeting.

Q:	If I vote by proxy, can I change my vote or revoke my proxy?

A:	Yes. You may change your proxy instructions at any time prior to the vote at the Annual Meeting. If you are a shareholder of record, you may do this by:

●	delivering a written notice of revocation with the Secretary of the Company, delivered to the Company’s address above or Broadridge at Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717;

●	delivering a new proxy card bearing a later date; or

●	attending the Annual Meeting and voting in person (attendance at the Annual Meeting will not cause your previously granted proxy to be revoked unless you submit another vote at the Annual Meeting).

If you hold shares through a bank, broker or other nominee, you must contact that firm to revoke any prior voting instructions.

Q:	How are my votes cast when I submit a proxy vote?

A:	When you submit a proxy vote, you appoint Lior Davidsohn, the Company’s Vice President of Finance and Interim Chief Financial Officer, as your representative at the Annual Meeting. Your Ordinary Shares will be voted at the Annual Meeting as you have instructed.

Upon the receipt of a properly submitted proxy card, which is received in time (by 10:00.m., Israel Time, on December 14, 2025, 48 hours prior to the Annual Meeting) and not revoked prior to the Annual Meeting, the person named as proxy will vote the Ordinary Shares represented thereby at the Annual Meeting in accordance with the Board’s recommendations as indicated in the instructions outlined on the proxy card.

Q:	What does it mean if I receive more than one proxy card?

A:	It means that you have multiple accounts at the transfer agent or with brokers. Please sign and return all proxy cards to ensure that all of your eligible shares are voted.

ABOUT THE VOTING PROCEDURE AT THE ANNUAL MEETING

Q:	What constitutes a quorum?

A:	To conduct business at the Annual Meeting, two or more shareholders must be present, in person or by proxy, holding shares conferring in the aggregate at least twenty-five percent (25%) of the voting power of the Company.

Ordinary Shares represented in person or by proxy will be counted for purposes of determining whether a quorum exists. On all matters considered at the Annual Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining whether a quorum is present. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner submits a proxy card but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Meeting agenda that may be considered routine is Proposal 6 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Israeli Companies Law, 5759-1999 (the “Companies Law”), rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its Shares to count for the proposals set forth in this proxy statement.

Q:	What happens if a quorum is not present?

A:	If a quorum is not present, the Annual Meeting will be adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Chairperson of the Annual Meeting may determine.

Q:	How will votes be counted?

A:	Each outstanding Ordinary Share is entitled to one vote. The Company’s Articles of Association do not provide for cumulative voting.

Q:	What vote is required to approve each proposal presented at the Annual Meeting?

A:

Each of Proposals 1, 2, 5, 6 and 7 requires that a simple majority of the Ordinary Shares voted in person or by proxy at the Annual Meeting on the proposal be voted “FOR” the adoption of the proposal.

Each of Proposals 3 and 4 requires, in addition to the affirmative vote of a simple majority of the Ordinary Shares voted in person or by proxy at the Annual Meeting on the proposal, that either: (1) a simple majority of shares voted at the Annual Meeting, excluding the shares of controlling shareholders and of shareholders who have a personal interest in the approval of the proposal, be voted in favor of the proposal, or (2) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the proposal that are voted against the proposal does not exceed two percent (2%) of the outstanding voting power in the Company.

Under the Israeli Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of the shareholder and any member of the shareholder’s family, family members of the shareholder’s spouse, or a spouse of any of such family members, or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least five percent (5%) of the shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares.

The Israeli Companies Law requires that each shareholder voting on a personal interest proposal indicate whether or not the shareholder is a controlling shareholder or has a personal interest in the applicable proposed resolutions. To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT a controlling shareholder and does not have a personal interest in the applicable proposed resolutions. If you are a controlling shareholder or do have a personal interest in either of such resolutions, please notify Boaz Shiffman, Adv., by email at boaz.shiffman@hub-technologies.com; however, if your shares are held in “street name” by your broker, bank or other nominee, you should notify your broker, bank or other nominee of your status, and they in turn should notify the Company as described in the preceding sentence.

HOW TO FIND VOTING RESULTS

Q:	Where do I find the voting results of the Annual Meeting?

A:	We plan to announce preliminary voting results at the Annual Meeting and to report the final voting results shortly following the Annual Meeting in a Report of Foreign Private Issuer on a Form 6-K that we will furnish to the SEC.

SOLICITATION OF PROXIES

Q:	Who will bear the costs of solicitation of proxies for the Annual Meeting?

A:	The Company will bear the costs of solicitation of proxies for the Annual Meeting. In addition to solicitation by mail, directors, officers, and employees of the Company may solicit proxies from shareholders by telephone, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries, and other custodians have been requested to forward soliciting material to the beneficial owners of Ordinary Shares held of record by them, and such custodians will be reimbursed by the Company for their reasonable out-of-pocket expenses. The Company may also retain an independent advisor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company.

AVAILABILITY OF PROXY MATERIALS

Copies of the proxy card, the notice of the Annual Meeting and this proxy statement will be available at the “Company--Investor Relations” section of our Company’s website at https://hub-technologies.com/. The contents of that website are not a part of this proxy statement, and the inclusion of the website address in this proxy statement is an inactive textual reference only.

SHARES OUTSTANDING

As of November 13, 2025, the Company had 25,390,422 Ordinary Shares outstanding. Equinity Trust Company, LLC is the transfer agent and registrar for the Company’s Ordinary Shares.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of November 11, 2025, based on 25,316,374 ordinary shares outstanding on such date, by:

●	each person known by us who is the beneficial owner of 5% or more of our outstanding ordinary shares;

●	each of our executive officers and directors individually; and

●	all of our executive officers and directors as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days of November 11, 2025. Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares (of the applicable type) beneficially owned by them.

Except as otherwise noted herein, the number and percentage of our ordinary shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any of our ordinary shares as to which the holder has sole or shared voting power or investment power and also any of our ordinary shares which the holder has the right to acquire within 60 days of November 11, 2025, through the exercise of any option, warrant or any other right. The column entitled “Percentage of Voting Power” reflects the overall voting power of a given shareholder based on the composition of his, her or its share ownership.

Unless otherwise noted below, each shareholder’s address is 2 Kaplan Street, Tel Aviv, Israel 6473403.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	% of Outstand-ing Shares
5% or Greater Shareholders
None
Directors and Executive Officers of HUB:
Noah Hershcoviz (1)	305,881	1.15%
Lior Davidsohn	-	-
Tuvia Grossman (2)	23,328	*
Nachman Geva (3)	17,778	-
Shlomo Bibas (4)	18,750	*
Renah Persosfky (5)	69,310	-
Ilan Flato (6)	35,000	*
Uzi Moskovich (7)	38,192	*
Shai Schiller (8)	25,111	*
John Rogers (9)	18,000	*
Paul Parisi (10)	11,250	*
All executive officers and directors as a group (11 individuals)	562,600	2.13%

*	Less than one percent (1%) of our outstanding ordinary shares.

(1)	Consists of (i) 16,000 ordinary shares that were issued upon the settlement of restricted share units, (ii) 119,335 ordinary shares, 12,000 of which are being held in escrow until January 27, 2026 to secure certain indemnification obligations, which were issued upon the closing of the Company’s acquisition of BlackSwan Technologies Inc. (the “BST Merger”) to Stok Kangi Ltd., a company wholly-owned by Mr. Hershcoviz, and (iii) 170,546 ordinary shares, 35,932 of which are being held in escrow until January 27, 2026 to secure certain indemnification obligations, which were issued upon the closing of the BST Merger to The 12.64 Fund, of which Mr. Hershcoviz is Managing General Partner. Does not include (i) pre-funded warrants to purchase 186,783 ordinary shares, issued upon the closing of the BST Merger to The 12.64 Fund, of which Mr. Hershcoviz is Managing General Partner (ii) 10,000 restricted share units that vest in 14 equal three-month instalments over 3.5 years from November 21, 2024, subject to the payment in full by the Company of mandatory employee pension and severance contributions and manager’s insurance and directors’ fees (“Milestone A”) and the Control Limitation (as defined below), (iii) 30,000 performance share units that vest in 14 equal three-month instalments over 3.5 years from November 21, 2024, subject to three equal instalments if and when the Company’s volume weighted average price (VWAP) per share during any period of 30 consecutive trading days multiplied by the number of ordinary shares outstanding (the “Market Value”) reaches $50 million, $75 million and $100 million, respectively, by May 21, 2027, and further subject to Milestone A and the Control Limitation and (iv) 560,000 restricted shares, the grant of which is subject to Milestone A and the Control Limitation, that vest as follows:

	(a)	190,000 restricted shares vest in 14 equal three-month instalments over 3.5 years from November 21, 2024;

	(b)	170,000 restricted shares vest in 14 equal three-month instalments over 3.5 years from November 21, 2024 and are subject to three equal instalments if and when the Company’s Market Value reaches $50 million, $75 million and $100 million, respectively;

	(c)	100,000 restricted shares vest in 14 equal three-month instalments over 3.5 years from the closing of the BST Merger, which occurred on January 27, 2025; and

	(d)	100,000 restricted shares vest in 14 equal three-month instalments over 3.5 years from the closing of one or more investments in the Company after November 21, 2024 in the aggregate amount of at least $85 million.

The exercise of the pre-funded warrants is limited to the extent that such exercise would cause the beneficial ownership of holder thereof to exceed 4.99% of the Company’s outstanding shares. In addition, the ordinary shares issuable upon the exercise of the pre-funded warrants issued to The 12.64 Fund upon the closing of the BST Merger are restricted from transfer for a period of at least six months from January 27, 2025. Mr. Hershcoviz disclaims beneficial ownership of the ordinary shares and warrants held by The 12.64 Fund except to the extent of his pecuniary interest therein. The foregoing restricted shares will be issued pursuant to the Company’s 2021 Plan.

No shares will be granted to the extent that Mr. Hershcoviz’s beneficial ownership, directly or indirectly, alone or together with any related party (spouse, parent, sibling, descendant, etc.), would exceed 9.9% of the Company’s control rights on an outstanding or fully diluted basis, such that he would be deemed a “controlling shareholder” as defined in Section 32(9) of the Israeli Income Tax Ordinance, including compliance with the tests established by the Israeli Tax Authority for determining “control” for the purposes of Section 102 of the Ordinance) (the “Control Limitation”), provided, however, that the vesting of any such shares will commence retroactively from the date of his eligibility therefor.

(2)	Consists of 23,328 restricted share units. Does not include 23,338 restricted share units which have been granted but have not vested and will not vest within 60 days of November 11, 2025.

(3)	Consists of 17,778 restricted share units. Does not include 35,555 restricted share units which have been granted but have not vested and will not vest within 60 days of November 11, 2025.

(4)	Consists of 18,750 restricted share units. Does not include 31,250 restricted share units which have been granted but have not vested and will not vest within 60 days of November 11, 2025.

(5)	Consists of 14,935 ordinary shares and 69,310 restricted share units. Does not include 70,625 restricted share units which have been granted but have not vested and will not vest within 60 days of November 11, 2025.

(6)	Consists of 35,000 restricted share units. Does not include 30,000 restricted share units, which have been granted but have not yet vested and will not vest within 60 days of November 11, 2025.

(7)	Consists of 1,317 ordinary shares and 36,875 restricted share units. Does not include 23,125 restricted share units, which have been granted but have not vested and will not vest within 60 days of November 11, 2025.

(8)	Consists of 25,111 restricted share units. Does not include 22,222 restricted share units which have been granted but have not vested and will not vest within 60 days of November 11, 2025.

(9)	Consists of 18,000 restricted share units. Does not include 24,500 restricted share units which have been granted but have not vested and will not vest within 60 days of November 11, 2025.

(9)	Consists of 11,250 restricted share units. Does not include 78,750 restricted share units which have been granted but have not vested and will not vest within 60 days of November 11, 2025.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For information concerning the total compensation earned during 2024 by HUB’s five most highly-compensated office holders (as defined in the Israeli Companies Law), including base salary, share-based compensation, directors’ fees (where applicable) and all other compensation, please see “Item 6.B. Compensation of Officers and Directors” to our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on May 1, 2025 (the “2024 Annual Report”), a copy of which is available at the “Company-Investor Relations” section of our website at https://hub-technologies.com/ or on the SEC’s website at www.sec.gov. Information contained on or accessible through our website or the SEC’s website is not a part of this proxy statement, and the inclusion of the website addresses in this proxy statement is an inactive textual reference only.

MATTERS SUBMITTED TO SHAREHOLDERS

PROPOSAL 1

ELECTION OF CLASS III DIRECTORS

HUB’s Board currently consists of five directors. HUB’s Articles of Association provide that the Company’s Board may consist of not less than three and no more than eleven directors.

Under the Company’s Articles of Association, HUB’s directors are divided into three classes, as nearly equal in number as practicable. At each annual general meeting of HUB’s shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires on the third annual general meeting following such election or re-election and their respective successors shall have been elected and qualified, such that each year the term of office of one class of directors expires.

Each director serves through the term of his or her class, except in the event of his or her earlier death, resignation, removal or termination otherwise. The Company’s Class III directors, Renah Persofsky and Shlomo Bibas, are serving terms that expire at the Annual Meeting, the terms of the Company’s Class I directors, Ilan Flato and Noah Hershcoviz, expire at the 2026 annual meeting, and the Company’s Class II director, Uzi Moskovich, is serving a term that expires at the 2027 annual meeting.

Upon recommendation of the Company’s Board’s Nominating, Governance, Compliance and Sustainability Committee (the “N&G Committee”), HUB’s Board has nominated each of Renah Persofsky and Shlomo Bibas for election at the Annual Meeting as a Class III Director to serve until the 2028 annual general meeting of shareholders, and until her or his respective successor has been duly elected and qualified, or until her or his respective office is vacated in accordance with HUB’s Articles of Association or the Israeli Companies Law.

Biographical information concerning each of our Class III director nominees is provided below.

Nominees for Re-election to the Board as Class III Directors

Renah Persofsky has served as a member of HUB’s Board of Directors since November 2024 and as Active Chairperson of HUB’s Board of Directors since March 2025. Ms. Persofsky has over 40 years of wide-ranging business experience. She served as the Chief Executive Officer of Strajectory Corp. from 2010 to November 2024 and served as an executive consultant of Canadian Imperial Bank of Commerce (NYSE: CM) from 2011 to 2021. Ms. Persofsky served as the Chairwoman of BookJane Inc. from October 2016 to December 2021, a director of Greenlane Holdings (Nasdaq: GNLN) from April 2022 to October 2025 and a director at Oceansix Future Paths Ltd. (TSXV: OSIX) (f/k/a K.B. Recycling Industries Ltd.) from April 2021 to January 2025. She has served as a director of Tilray Brands, Inc. (Nasdaq: TLRY) (f/k/a Aphria Inc.) since October 2017 and the Vice Chairwoman and Lead Director since October 2019 and as the Chairwoman of Green Gruff Inc. since July 2019. Ms. Persofsky has also previously served as an executive consultant to many iconic brands including Tim Hortons, Canadian Tire (OTCMKTS: CDNAF), Canada Post and Interac, and was an executive officer of the Bank of Montreal (NYSE: BMO). Ms. Persofsky previously co-chaired the Canadian Minister’s Advisory Committee on Electronic Commerce, and she also served as a special advisor to Canada’s Minister of Foreign Affairs and Trade. Ms. Persofsky received her degree from the Rotman School of Management at the University of Toronto. HUB’s Board of Directors believes that Ms. Persofsky’s extensive executive leadership experience, including her broad public company board experience across multiple industries, makes her well qualified to serve as a member of its Board of Directors.

Shlomo Bibas has served as a member of HUB’s Board of Directors since April 2025. From August 2022 to August 2025, Mr. Bibas served as Senior Vice President Operations and Chief Technology Officer at the Woodbridge Group. From 2018 to 2022, he served as Senior Vice President and Global Chief Information Officer at Celestica Inc. From 2012 to 2018, he served as Senior Vice President Global Operations and Chief Information Officer at Apotex Inc. Prior to that, Mr. Bibas was a Partner at Accenture, where he led the Canadian High-Tech practice and held several international assignments. Mr. Bibas served as Independent Director of the Board of Aphria Inc. (now Tilray Brands, Inc.) from November 2018 to November 2020. Since 2007, Mr. Bibas has served on the boards of various private, public, for-profit and not-for-profit organizations. From June 2018 to September 2025, he served as Vice Chairman of the Board of Cayuse Technologies LLP. Mr. Bibas holds a B.A.Sc. in Mechanical Engineering from the University of Toronto and an ICD.D designation from the Rotman School of Management and the Institute of Corporate Directors. HUB’s Board of Directors believes that Mr. Bibas’s extensive technology and operations leadership experience at major global corporations makes him well qualified to serve as a member of its Board of Directors.

Proposed Resolution

You are requested to adopt the following resolution:

“RESOLVED, that each of Renah Persofsky and Shlomo Bibas be elected as a Class III director, to serve until the 2028 annual general meeting of shareholders, and until her or his respective successor has been elected and qualified, or until her or his respective office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law, 5759-1999.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual General Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution.

Board Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

Continuing Directors

Class I Directors, Whose Terms Continue Until the 2026 Annual General Meeting of Shareholders

Ilan Flato has served as a member of HUB’s Board of Directors since April 2023. Mr. Flato has served as President of The Association of Publicly Traded Companies on the Tel-Aviv Stock Exchange since January 2012. Since 2011, Mr. Flato has been a member of the Israel Bar Association. From 2009 until 2018, Mr. Flato served as a director in two Provident Funds. From 2009 until April 2018, Mr. Flato served as Chairman of the Business Executive of Kibbutz Kfar Blum. From January 2018 until April 2020, Mr. Flato served as Chairman of the Business Executive Kibbutz “NAAN”. Since 2004, Mr. Flato has functioned as an independent financial adviser. Until 2004, Mr. Flato served as the VP for planning, economics and online banking in United Mizrahi Bank and as the Chief Economist of the bank. From 1992 until 1996, Mr. Flato served as the Economic Advisor to the Prime Minister of Israel. Prior to that position, Mr. Flato served in the Israeli Treasury Office as the deputy director of the budget department. Additionally, Mr. Flato served as a director of Tower Semiconductor Ltd. from February 2009 until July 2025 and as a director in Leumit Health Services since March 2025. Mr. Flato also served as a member of the board of directors of many government-owned companies. Mr. Flato holds a B.A. degree in economics from Tel-Aviv University, an LL.B. degree from Netanya College, an M.A. degree in law from Bar-Ilan University and an MSIT from Clark University.

Noah Hershcoviz has served as HUB’s Chief Executive Officer since December 2023 and as a member of HUB’s board of directors since October 2023. Mr. Hershcoviz previously served as HUB’s Chief Strategy Officer from October 2023 to December 2023. Mr. Hershcoviz has served as a member of the board of BlackSwan Technologies since 2021. Additionally, Mr. Hershcoviz has served as Managing General Partner of The 12.64 Fund since 2021, and he served as Managing Partner, Head of Investing Banking of A-Labs Finance and Advisory from 2017 to October 2023. Prior to such roles, between 2016 and 2017, Mr. Hershcoviz served as VP Strategy of MCE Systems Ltd. Mr. Hershcoviz holds an LL.B in law and a B.A. in accounting from Reichman University, Herzliya, Israel and is a certified public accountant in Israel and a member of the Israeli Bar Association.

Class II Director Whose Term Continues Until the 2027 Annual General Meeting of Shareholders

Uzi Moskovich has served as a member of our board of directors since June 2021 and as our Chief Executive Officer from February 2023 to December 2023. Prior to becoming our Chief Executive Officer in February 2023, Mr. Moskovich served as Chairman from April 2022 to February 2023. Mr. Moskovich has served as the Chief Executive Officer of Interionet since March 2024. Mr. Moskovich served as Chief Executive Officer of Wave Guard Technologies Ltd. since February 2019 to January 2023. Mr. Moskovich served as the Vice President at Israel Aerospace Industries (IAI) from January 2017 to November 2018. Mr. Moskovich has also served on the boards of BrandShield Systems Plc (LSE: BRSD.L) and Migdal Insurance and Financial Holdings Ltd (TASE: MGDL.TA) from 2020 to 2023 and 2017 to 2021, respectively. Mr. Moskovich received his B.Sc. in Aeronautical Engineering from the Technion Israel Institute of Technology, his M.B.A. from New York University and his M.Sc. in Strategic Studies from the US Army War College.

PROPOSAL 2

ELECTION OF CLASS II DIRECTOR

Upon recommendation of the N&G Committee, HUB’s Board has nominated Vineet Malhotra for election at the Annual Meeting as a Class II Director to serve until the 2027 annual general meeting of shareholders, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with HUB’s Articles of Association or the Israeli Companies Law. As described above under Proposal 1, under the Company’s Articles of Association HUB’s directors are divided into three classes, as nearly equal in number as practicable. Assuming the re-election of each of the nominees for re-election to the Board as Class III directors under Proposal 1, following the Annual Meeting our Board will consist of two Class III directors (Renah Persofsky and Shlomo Bibas), two Class I directors (Ilan Flato and Noah Hershcoviz) and one Class II director (Uzi Moskovich). The Board has nominated Mr. Malhotra for election as a Class II director so that the three classes of our directors will be as nearly equal in number as practicable.

As also described above under Proposal 1, our Board currently consists of five directors. HUB’s Articles of Association provide that the Company’s Board may consist of not less than three and no more than eleven directors. Assuming the re-election of each of the nominees for re-election to the Board as Class III directors under Proposal 1 and the election of Mr. Malhotra as a Class II director under this Proposal 2, following the Annual Meeting our Board will consist of six directors.

Biographical information concerning Mr. Malhotra is provided below.

Nominees for Election to the Board as a Class II Director

Mr. Vineet Malhotra has served as the Chief Executive Officer and Co-Founder of Monie Payments Corp., a fintech company developing digitally disruptive payment solutions across North America, since 2023. From 2004 to 2023, Mr. Malhotra held several senior executive positions at Canadian Imperial Bank of Commerce (CIBC), including Managing Director and Head of the Alternate Solutions Group and Chief Executive Officer of Simplii Financial, CIBC’s Canadian direct banking brand launched in 2017 and serving approximately two million clients. Prior to joining CIBC, Mr. Malhotra held leadership roles at Manulife Financial from 1999 to 2004 and at IBM Global Services from 1995 to 1999, after beginning his career at Ernst & Young in 1994. Mr. Malhotra holds a B.A. in Mathematics, Finance and Accounting from Wilfrid Laurier University in Waterloo, Canada, and has attended the Executive Education Program at Harvard Business School. HUB’s Board of Directors believes that Mr. Malhotra’s extensive finance and operational leadership experience at major global corporations makes him well qualified to serve as a member of its Board of Directors.

Proposed Resolution

You are requested to adopt the following resolution:

“RESOLVED, that Vineet Malhotra be elected as a Class II director, to serve until the 2027 annual general meeting of shareholders, and until his successor has been elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law, 5759-1999.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual General Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution.

Board Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

CORPORATE GOVERNANCE

External Directors

Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on the Nasdaq Stock Market LLC (“Nasdaq”), are required to appoint at least two external directors. Pursuant to regulations promulgated under the Israeli Companies Law, companies with shares traded on certain U.S. stock exchanges, including Nasdaq, which do not have a “controlling shareholder” may, subject to certain conditions, “opt out” from the Israeli Companies Law requirements to appoint external directors and related Israeli Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors. In accordance with these regulations, we have elected to “opt out” from these requirements under the Israeli Companies Law.

Director Independence

HUB’s Board has determined that each of our current directors Renah Persofsky, Ilan Flato and Shlomo Bibas and our director-nominee Vineet Malhotra is an “independent director” under the Nasdaq listing rules.

HUB’s Board has further determined that each director who is expected to serve as a member of the Board’s Audit Committee (the “Audit Committee”) following the Annual Meeting (assuming the re-election of each of Ms. Persofsky and Mr. Bibas and the election of Mr. Malhotra) is “independent” for purposes of Rule 10A-3(b)(1) under the Exchange Act and that each director who is expected to serve as a member of the Board’s Compensation Committee (the “Compensation Committee”) following the Annual Meeting (assuming the re-election of each of Ms. Persofsky and Mr. Bibas and the election of Mr. Malhotra) satisfies the additional independence requirements applicable to compensation committees under the Nasdaq listing rules. All members of the Audit Committee also are financially sophisticated as required by the Nasdaq’s listing rules, and our Board has determined that each of our current directors Ilan Flato and Renah Persofsky and our director-nominee Vineet Malhotra qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the Nasdaq listing rules.

Board Committees

If the Class III director-nominees and the Class II director-nominee are re-elected at the Annual Meeting, the Company’s Board committees will be constituted as follows, unless changed by the Board from time to time:

●	The Audit Committee will be comprised of Ilan Flato (Chair), Renah Persofsky, Shlomo Bibas and Vineet Malhotra.

●	The Compensation Committee will be comprised of Shlomo Bibas (Chair), Ilan Flato, Renah Persofsky and Vineet Malhotra.

●	The N&G Committee will be comprised of Renah Persofsky (Chair), Shlomo Bibas and Ilan Flato.

PROPOSAL 3

APPROVAL OF THE COMPENSATION PAYABLE TO
THE COMPANY’S CHIEF EXECUTIVE OFFICER

Background

At the Annual Meeting, you will be asked to approve the compensation described below to be paid to Noah Hershcoviz, HUB’s Chief Executive Officer, commencing as of January 1, 2026, the date of the proposed new employment agreement with Mr. Herschcoviz. Until such date, Mr. Hershcoviz will continue to receive the compensation under his current employment agreement. Since he is an executive officer of the Company, he is not entitled to receive any compensation for serving as a director.

For Mr. Hershcoviz’s biography, please see Proposal 1 above. For his current compensation terms, please see Proposal 2 in our proxy statement in respect of the Company’s 2024 annual meeting submitted to the SEC on Form 6-K on December 2, 2024.

Under the Israeli Companies Law, the terms of compensation of a chief executive officer of a company incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel, such as the Company, require the approval of the compensation committee of its board of directors, its board of directors and, subject to certain exceptions, its shareholders, in that order. Each of the Compensation Committee and Board found that the following compensation terms comply with the Company’s D&O Compensation Policy, and the Compensation Committee recommended, and our Board approved, these compensation terms, subject to approval by our shareholders. Under the Israeli Companies Law, if the proposed compensation terms payable to a chief executive officer are not be approved by the shareholders, the Board of Directors may nevertheless override that decision, provided that the Compensation Committee and then the Board of Directors decide, in that order, on the basis of detailed reasons and after further review of the compensation terms, that the approval of the compensation terms is for the benefit of the company despite the opposition of the shareholders.

The proposed elements of Mr. Herschcoviz’s compensation are as follows:

Base Salary

NIS 125,000 per month (equivalent to approximately $465,000 per year at the current exchange rate), effective as of January 1, 2026.

In addition, the Compensation Committee and the Board approved a raise in Mr. Hershcoviz’s base monthly salary from NIS 100,000 to NIS 115,000, for the period from November 21, 2024 (the date that he became our Chief Executive Officer) to December 31, 2025.

Annual Performance-Based Bonus

Mr. Herschcoviz will be eligible to receive an annual bonus based on the Company’s achievement of certain pre-set business objectives, such that fifty percent (50%) of the bonus will be based on achieving a Company annual revenue target and fifty percent (50%) of the bonus will be based on achieving a Company annual EBITDA target, both targets as set forth in the Company’s annual budget approved by the Board for such year. The amount of the bonus to be paid will be determined according to the extent of the achievement of each of the targets and calculated using a multiplier of the base salary, ranging from 0% to 200% of the base salary and commencing at achievement of 60% of the applicable target (such that achievement of less than 60% of a target, the bonus will not be payable in respect of such target).

If Mr. Hershcoviz leaves his position as CEO in after June 30 in any year (unless he is terminated for cause or he resigns for other than good reason), he will be entitled to a pro rata amount of such bonus, based on the portion of the year that he was employed by the Company.

Equity Compensation

A grant of 1.8 million restricted Ordinary Shares, subject to reverse vesting in 12 equal three-month instalments over three years, commencing on January 1, 2026. The vesting of 50% of such grant (i.e., 900,000 shares) will also be subject to performance-based conditions in three tranches, as follows: 300,000 shares will vest only if and when the Company’s Market Value1 reaches each level of $100 million, $150 million and $250 million, respectively.

[1]	For this purpose, “Market Value” shall mean the volume weighted average price (VWAP) per share of the Ordinary Shares on the primary market on which they are then listed during any period of 30 consecutive trading days multiplied by the number of Ordinary Shares outstanding. “VWAP” means, for any date, the price determined by the first of the following clauses that applies: (a) if the Ordinary Share are then listed or quoted on the Nasdaq Stock Market (or another stock exchange), the daily volume weighted average price per share of the Ordinary Shares for such date on the such stock exchange, as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if the Ordinary Shares are then quoted on the OTCQB or OTCQX (or a successor market), the volume weighted average price of the Ordinary Shares on such market, (c) if prices for the Ordinary Shares are then reported on the OTC Pink (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per the Ordinary Shares so reported, or (d) in all other cases, the fair market value of Ordinary Shares as determined by the Board.

The restricted shares will be issued pursuant to the Company’s 2021 Stock Option Plan. No restricted shares will be granted to the extent that Mr. Hershcoviz’s beneficial ownership, directly or indirectly, alone or together with any related party (spouse, parent, sibling, descendant, etc.), would exceed 9.9% of the Company’s control rights on an outstanding or fully diluted basis, such that he would be deemed a “controlling shareholder” as defined in Section 32(9) of the Israeli Income Tax Ordinance, including compliance with the tests established by the Israeli Tax Authority for determining “control” for the purposes of Section 102 of the Ordinance), but once granted, the vesting of any such shares will commence retroactively from the date of his eligibility therefor.

Upon the approval by the shareholders of Mr. Hershcoviz’s new compensation package, 500,000 restricted shares issuable to Mr. Hershcoviz under his current employment agreement subject to certain conditions with reverse vesting contingent upon the achievement of certain milestones will be issued immediately on a fully vested basis, and 100,000 restricted shares issuable to Mr. Hershcoviz under his current employment agreement subject to certain conditions with reverse vesting contingent upon raising at least $85 million in capital will be forfeited. These share numbers are adjusted for our one-for-ten reverse share split in March 2025. Our Compensation Committee and Board have recommended the issuance of said 500,000 restricted shares issuable under Mr. Hershcoviz’s current employment agreement on a fully vested basis in order to address the equity dilution over the past year and to recognize his successful efforts in preventing the Ordinary Shares being delisted from the Nasdaq Stock Market, building our executive team, improving operational efficiency, eliminating and mitigating material debt, re-engaging investors, raising capital, and completing the acquisition of BlackSwan Technologies. These shares will be subject to a two-year clawback mechanism such that if Mr. Hershcoviz leaves his position as CEO at any time (except for termination without cause or resignation for good reason) during such two-year period, the Company will be entitled to recover a pro-rata portion of the shares based on the amount of the two-year period remaining.

Other Benefits

Customary benefits (including those mandated by applicable law and/or generally provided to other executive officers of the Company), including 120 days’ notice of termination, 28 days of vacation, ten days’ convalescence pay, a company car, reimbursement for business-related travel, managers’ insurance or pension arrangement, disability insurance, statutory severance pay, educational savings fund, private health insurance, indemnification and exemption from liability, liability insurance, meal plan, cellular telephone and laptop computer.

Any questions in interpretation of the foregoing terms and conditions will be finally determined by the Company’s Compensation Committee and its Board.

The Compensation Committee and the Board believe that the proposed new compensation package for Mr. Hershcoviz is less complex than his current package and better aligns with the objectives of the Company and its shareholders. It comprises short-term incentive in the form of an annual bonus based on the Company’s operating performance, as well as long-term incentive in the form of an equity grant with a three-year vesting term and milestones linked to significant increases in shareholder value. The Company’s Compensation Committee and its Board believe that the proposed compensation terms are reasonable taking into consideration, among other things, the multi-faceted challenges facing the Company, the need to retain a highly-qualified chief executive officer and the compensation paid by comparable companies. When considering the proposed compensation for our Chief Executive Officer, the Compensation Committee and the Board considered numerous factors, including a benchmark analysis of peer companies prepared by an independent compensation consultant. Such survey included Israeli companies listed in the United States and indicated that the terms of the proposed new compensation are in line with market practices. The Compensation Committee and Board believe that the proposed compensation to the Company’s Chief Executive Officer serves as an appropriate retention and performance incentive and advances the objectives of the Company, its work plan and its long-term strategy. In light of all of the above, the Compensation Committee and Board of Directors believe that the proposed compensation is in the best interests of the Company.

Proposed Resolution

You are requested to adopt the following resolution:

“RESOLVED, to approve the compensation for Mr. Noah Hershcoviz, the Company’s Chief Executive Officer, as described in the Proxy Statement.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution. In addition, this proposal also requires that either: (1) a simple majority of shares voted at the Annual Meeting, excluding the shares of controlling shareholders and of shareholders who have a personal interest in the approval of the resolution, be voted in favor of the proposed resolution, or (2) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution that are voted against approval of the resolution does not exceed two percent of the outstanding voting power in the Company.

For certain definitions, see “About the Voting Procedure at the Annual Meeting – What vote is required to approve each proposal presented at the Annual Meeting?” above.

Under Israeli law, every voting shareholder is required to notify the Company whether such shareholder is a controlling shareholder or has a personal interest in the proposed resolution. To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT a controlling shareholder and does not have a personal interest in the proposed resolution. If you are a controlling shareholder or do have a personal interest in the matters, please notify Boaz Shiffman, Adv., by email at boaz.shiffman@hub-technologies.com; however, if your shares are held in “street name” by your broker, bank or other nominee, you should notify your broker, bank or other nominee of your status, and they in turn should notify the Company as described in the preceding sentence.

Board Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

PROPOSAL 4

APPROVAL OF THE EQUITY COMPENSATION PAYABLE TO

THE COMPANY’S NON-EXECUTIVE DIRECTORS

Compensation of the Company’s Directors

At the Annual Meeting, you will be asked to approve the equity compensation described below to be paid to the Company’s directors. Company directors who are also executive officers will not be entitled to this compensation. Under the Israel Companies Law, the terms of compensation of a director of a company incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel, such as the Company, require the approval of the compensation committee of its board of directors, its board of directors and, subject to certain exceptions, its shareholders, in that order. The Company’s Compensation Committee recommended, and its Board approved, these compensation terms, subject to approval by the Company’s shareholders.

At the Annual Meeting, shareholders will be asked to approve annual grants of restricted share units (“RSUs”) to our non-executive directors. Given the market value fluctuation of the Ordinary Shares, we propose to base the equity compensation on fixed dollar amounts rather than a fixed number of RSUs. Specifically, on the date of each Annual General Meeting, commencing with the Annual Meeting, each non-executive director will be granted such number of RSUs the underlying Ordinary Shares of which have a value on the Nasdaq Stock Market, based on the closing market price on such date (or, if such date is not a trading day, the next trading day), as follows:

	Chair	Member
Board of Directors	$400,000	$130,000
Audit Committee	$150,000	$50,000
Compensation Committee	$150,000	$50,000
Nomination and Governance Committee	$150,000	$50,000

The following will apply to these equity grants:

●	Any director who is also a member of one or more committees will be entitled to the aggregate amount set forth in the applicable lines of the chart above.

●	Each such grant of RSUs will vest in eight equal monthly instalments, subject to the continuing service of the grantee as a director of the Company, with the first vesting date being the one-month anniversary of the date of grant.

●	Directors appointed between annual meetings will be entitled to a grant of RSUs on the date of appointment, based on the closing market price of the Ordinary Shares on such date (or, if such date is not a trading day, the next trading day), for the pro rata portion of one year, computed based on the number of months that have elapsed since the preceding annual meeting. By way of illustration, if a director is appointed 3.5 months after the preceding annual meeting, he or she will be entitled to 8.5/12, or 70.8% of a full annual grant.

●	If the Ordinary Shares are not listed on Nasdaq on the date of grant, then the principal trading market of the Ordinary Shares at such time will be used for the purposes of computing the amount of such grant.

●	RSUs issued to Israel-resident directors will be issued under the capital gains tax track pursuant to Section 102 of the Israeli Income Tax Ordinance (New Version), 1961 (the “Ordinance”).

The foregoing proposed equity compensation is in addition to the annual cash compensation of our non-executive directors, which was approved by our shareholders at the 2023 annual meeting (and amended at the 2024 annual meeting) and does not require additional approval, as follows:

●	An annual fee of $50,000 for each member of the Board or $130,000 for the Chairman of the Board (or, in each case, a pro-rata portion thereof in the event of service for less than a full calendar year).

●	An annual fee of $10,000 for each member of the Audit Committee (or $15,000 for the chair), $8,000 for each member of the Compensation Committee (or $12,000 for the chair), $6,000 for each member of the N&G Committee (or $9,000 for the chair) (or, in each case, a pro-rata portion thereof in the event of service for less than a full calendar year) and, if applicable, $15,000 for each member (including the chair) of a Special Committee that may be established by the Board from time to time (even if less than a full calendar year).

●	In addition, a non-employee director will be entitled to an additional annual fee if such non-employee director participated in more than 15 meetings of the Board and its Committees in a calendar year, equal to a pro rata amount of the annual Board membership fee, based on the applicable number of meetings attended.

The proposed compensation is intended to compensate the directors for their services and their contributions to our development and to incentivize them to work hard for the long-term benefit of the Company by aligning their interests with those of the Company’s shareholders. The Company’s Compensation Committee and its Board of Directors believe that the proposed compensation terms are reasonable taking into consideration, among other things, the need to attract highly-qualified directors, the experience and expertise of the Company’s directors, the amount of time and effort required of our directors and the compensation paid by similar companies. The Company’s Compensation Committee and its Board believe that by approving the proposed compensation of its directors, the Company will be better positioned to hire, retain and motivate leading candidates in our industry to serve as members of our Board. In light of all of the above, the Company’s Compensation Committee and its Board of Directors believe that the proposed director compensation is in the best interests of the Company.

Proposed Resolution

You are requested to adopt the following resolution:

“RESOLVED, to approve the annual equity compensation to be paid to our non-executive directors who may serve from time to time, as described in the Proxy Statement.”

Vote Required

Since the proposed compensation for some of our directors exceeds the maximum set forth in our D&O Compensation Policy, the affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution. In addition, this proposal also requires that either: (1) a simple majority of shares voted at the Annual Meeting, excluding the shares of controlling shareholders and of shareholders who have a personal interest in the approval of the resolution, be voted in favor of the proposed resolution, or (2) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution that are voted against approval of the resolution does not exceed two percent of the outstanding voting power in the Company.

For certain definitions, see “About the Voting Procedure at the Annual Meeting – What vote is required to approve each proposal presented at the Annual Meeting?” above.

Under Israeli law, every voting shareholder is required to notify the Company whether such shareholder is a controlling shareholder or has a personal interest in the proposed resolution. To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT a controlling shareholder and does not have a personal interest in the proposed resolution. If you are a controlling shareholder or do have a personal interest in the matters, please notify Boaz Shiffman, Adv., by email at boaz.shiffman@hub-technologies.com; however, if your shares are held in “street name” by your broker, bank or other nominee, you should notify your broker, bank or other nominee of your status, and they in turn should notify the Company as described in the preceding sentence.

Board Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

PROPOSAL 5

APPROVAL OF AN INCREASE IN THE COMPANY’S AUTHORIZED SHARE CAPITAL

Background

The Company’s Board of Directors has approved, subject to shareholders’ approval, an amendment to the Company’s Articles of Association and Memorandum of Association that increases the number of Ordinary Shares authorized for issuance from one hundred million (100,000,000) to one billion (1,000,000,000) ordinary shares, no par value. The purpose of this increase is to maintain our current flexibility to conduct future issuances of our Ordinary Shares in the ordinary course from time to time to fund our operations, consistent with our historical practice of raising financing through equity and convertible debt issuances. The increase will also enable us to issue Ordinary Shares as consideration for acquisitions of other companies. If the increase is approved, after the increase, all Ordinary Shares issuable from our authorized share capital would have the same voting rights and rights to any dividends or other distributions by the Company as the Ordinary Shares currently issuable from our share capital.

Effect of the Increase of Share Capital

We are therefore seeking approval of the shareholders to increase our authorized share capital from one hundred million (100,000,000) to one billion (1,000,000,000) ordinary shares, no par value.

We are proposing to amend Article 5(a) of our Articles of Association as follows (deletions are struck through and additions are underlined):

“5(a).  The authorized share capital of the Company shall consist of ~~100,000,000~~ 1,000,000,000 Ordinary Shares without par value (the “Shares”).”

We are also proposing to amend Section 4 of our Memorandum of Association as follows (deletions are struck through and additions are underlined):

“4.  The company’s share capital is ~~100,000,000~~1,000,000,000 divided into ~~100,000,000~~ 1,000,000,000 ordinary shares without par value.”

Certain Risks and Disadvantages Associated with the Share Capital Increase

If we issue additional Ordinary Shares after the increase in our authorized share capital, the dilution to the ownership interest of our existing shareholders may be greater than would occur had the increase in our authorized share capital not been effected. Future issuances of Ordinary Shares will dilute the voting power and ownership of our existing shareholders, and, depending on the amount of consideration received in connection with the issuance, could also reduce shareholders’ equity on a per-share basis. Although the purpose of the increase in authorized share capital is to maintain our flexibility for capital-raising and M&A transactions, these additional Ordinary Shares may also be issued in the future for other purposes, giving rise to further opportunities for dilution. For example, the authorized Ordinary Shares could, in theory, also be used to resist or frustrate a third-party take-over transaction (e.g., by permitting issuances that would dilute the share ownership of a person seeking to effect a change in the composition of the board or management of our Company or contemplating a tender offer or other transaction for the combination of the Company with another company). The newly available authorized shares resulting from the increase in our authorized share capital thus may have the potential to limit the opportunity for our shareholders to dispose of their Ordinary Shares at a premium.

Proposed Resolution

You are requested to adopt the following resolution:

“RESOLVED, to approve an increase in the Company’s authorized share capital from one hundred million (100,000,000) Ordinary Shares, no par value, to one billion (1,000,000,000) Ordinary Shares, no par value, and to amend the Company’s Articles of Association and Memorandum of Association accordingly.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt each of the foregoing resolutions.

Board Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

PROPOSAL 6

APPROVAL OF SETTLEMENTS WITH 2023 PIPE INVESTORS

Background

On March 23, 2022, HUB entered into a merger agreement with Mount Rainier Acquisition Corp., a Delaware corporation and special purpose acquisition company (“RNER”), and Rover Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of HUB (“RNER Merger Sub”), pursuant to which RNER Merger Sub merged with and into RNER, with RNER surviving the merger (the “Business Combination”). Upon consummation of the Business Combination on February 28, 2023, RNER became a wholly owned subsidiary of HUB, and HUB’s ordinary shares commenced trading on the Nasdaq Stock Market on March 1, 2023.

The Company was advised in the Business Combination by, among others, A-Labs Advisory and Finance Ltd. (“A-Labs”), an investment banking firm in which the Company’s current chief executive officer served at the time as a managing partner and head of investment banking.

In connection with the Business Combination, three accredited investors (the “PIPE Investors”) entered into subscription agreements (the “Subscription Agreements”) with HUB to invest an aggregate of $50 million in a private placement concurrently with the closing of the Business Combination (the “PIPE Financing”). The PIPE Investors were A-Labs, MOFO Holdings LLC and Viserion Ltd. The purchase price in the PIPE Financing was set at $10 per share, which after two 1-for-10 reverse splits of HUB’s ordinary shares effected since then, would equal $1,000 per share.

In February 2023, after all the other closing conditions for the Business Combination were met, HUB decided to proceed with the closing despite not having received the funds payable under the Subscription Agreements from the PIPE Investors. Subsequent negotiations with the PIPE Investors resulted in HUB receiving from the PIPE Investors an aggregate of $4 million of investments and debt forgiveness in March 2023.

Mediation and Settlements

In recent months, the Company conducted a mediation process with the PIPE Investors before Adv. Zvi Agmon, a leading Israeli attorney and mediator (the “Mediator”). On the part of the Company, the mediation efforts and negotiations were led by independent directors of the Company and its General Counsel. During joint sessions and separate sessions, the parties presented to the Mediator their respective claims and arguments regarding the PIPE Financing and additional agreements, undertakings and commitments between the applicable parties before and after the execution of the Subscription Agreements.

On November 6, 2025, subject to shareholder approval, the Company’s Audit Committee and Board of Directors approved the Mediator’s proposal whereby, taking into account the parties’ respective claims and the various agreements between them, no funds or other form of consideration shall be paid or transferred from the PIPE Investors to the Company, and the Company shall not pay any funds or any other form of consideration to any of the PIPE Investors, all in exchange for full and absolute waivers by the parties toward each other (including shareholders, officers, directors parent and subsidiaries thereof, and anyone acting on behalf of any of them). This includes consulting fees owed by the Company under its financial advisory services agreement entered into with A-Labs in July 2021 in the amount of $3,298,000, as reported in the 2024 Annual Report.

Additionally, according to the Mediator’s proposal approved by the Audit Committee and Board, subject to shareholder approval, the Company will repay to A-Labs the amount outstanding in connection with a secured loan extended by A-Labs to the Company on January 17, 2023 in the amount of $900,000, which with original issuance discount and accrued interest amounts to approximately $1,800,000. The repayment will be in the form of Ordinary Shares based on the lowest closing price of the Ordinary Shares on Nasdaq during the five trading days preceding the date of issuance. The shares will be subject to the following lock-up periods: 40% of the shares will be restricted for a period of 40 days, 30% will be restricted for a period of 70 days, 25% will be restricted for a period of 100 days and 5% will be restricted for a period of 130 days. The 5% tranche will be subject to a one-time upward or downward adjustment to the extent that the sum of (i) the proceeds from the sale of shares by A-Labs and (ii) the then current market value of the Shares held by A-Labs are less than or greater than $1,800,000, respectively. A-Labs must use reasonable commercial efforts to maximize the consideration it receives for the sale of shares. The sale of Shares by A-Labs on Nasdaq on any trading day may not exceed 5% of the current day’s trading volume of the Ordinary Shares thereon.

Before making their determinations, the Mediator, the Audit Committee and the Board took into account all the relevant factors, including the benefits received by the Company from the PIPE Investors, such as facilitating significant investments in the Company by other investors, the claims and arguments of the PIPE Investors, the costs required to pursue litigation against the PIPE Investors in a court in New York (which is the jurisdiction for dispute resolution pursuant to the terms of the Subscription Agreements), the likelihood of succeeding in such legal proceedings and the expected distractions by such legal proceedings to the Company’s current management, customers investors.

Proposed Resolution

You are requested to adopt the following resolution:

“RESOLVED, that the proposed settlement with each of the PIPE Investors, as described in the Proxy Statement, be approved.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution.

Board Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

PROPOSAL 7

RE-APPOINTMENT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

Background

Kost Forer Gabbay & Kasierer, a member of EY Global, has served as our independent registered public accounting firm since 2018. At the Annual Meeting, shareholders will be asked to approve the reappointment of Kost Forer Gabbay & Kasierer as our independent registered public accounting firm until the close of our 2026 annual general meeting of shareholders and to authorize the Board to fix the remuneration of the independent registered public accounting firm in accordance with the volume and nature of its services or to delegate such authority to the Audit Committee of the Board as contemplated by the Sarbanes-Oxley Act of 2002

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee pre-approves audit and non-audit services rendered by Kost Forer Gabbay & Kasierer and its affiliates. This pre-approval is designed to ensure that such engagements do not impair the independence of our independent registered public accounting firm.

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	Year ended December 31,
	2023	2024
	(in thousands of U.S. dollars)
Audit Fees (1)	1,100	1,100
Audit-Related Fees (2)	200	450
Tax Fees (3)	100	200
Total	1,400	1,750

(1)	“Audit fees” for the years ended December 31, 2023 and 2024 include fees for the audit of our annual financial statements. This category also includes services that the independent accountant generally provides, such as consents and assistance with and review of documents filed with the SEC.

(2)	“Audit-Related fees” for the years ended December 31, 2023 and December 31, 2024 relate to services in connection with business combinations.

(3)	“Tax fees” for the years ended December 31, 2023 and 2024 were related to ongoing tax and grant-related advisory, tax compliance and tax planning services.

Proposed Resolution

You are requested to adopt the following resolution:

“RESOLVED, that the reappointment of Kost Forer Gabbay & Kasierer, a member of EY Global, as the Company’s independent registered public accounting firm until the next annual general meeting of shareholders be approved, and that the Board be authorized to fix the remuneration of said independent registered public accounting firm in accordance with the volume and nature of their services or to delegate such authority to the Audit Committee of the Board as contemplated by the Sarbanes-Oxley Act of 2002.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution.

Board Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

PRESENTATION AND DISCUSSION OF
AUDITED FINANCIAL STATEMENTS

At the Annual Meeting, the Company’s management will be available to discuss the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2024. This item does not require a vote of the Company’s shareholders. The audited consolidated financial statements for the year ended December 31, 2024 are contained within the 2024 Annual Report (which is available to shareholders through the SEC website, www.sec.gov, and at the “Company--Investor Relations” section of our Company’s website, https://hub-technologies.com/). Information contained on or accessible through our website or the SEC’s website is not a part of this proxy statement, and the inclusion of the website addresses in this proxy statement is an inactive textual reference only.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Annual Meeting other than those detailed in the attached Notice.

ADDITIONAL INFORMATION

Our 2024 Annual Report is available on the SEC’s website at www.sec.gov, as well as under the “Company-Investor Relations” section of our website at https://hub-technologies.com/. In addition, our reports of a foreign private issuer on Form 6-K are available on the SEC’s website at www.sec.gov. Shareholders may download a copy of any of the foregoing documents without charge at the foregoing section of our website. Information contained on or accessible through our website or the SEC’s website is not a part of this proxy statement, and the inclusion of the website addresses in this proxy statement is an inactive textual reference only.

We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. We fulfil these requirements by filing reports with the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that we are subject to these proxy rules.

By Order of the Board of Directors,

/s/ Renah Persofsky
Rena Persofsky
Chairperson of the Board of Directors
November 14, 2025